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                                                                  EXHIBIT 99.(l)

                            [ROPES & GRAY LETTERHEAD]



                                                                January 13, 2000




Colonial Investment Grade Bond Fund
One Financial Center
Boston, Massachusetts 02111

Ladies and Gentlemen:

         We have acted as counsel to Colonial Investment Grade Bond Fund (the "Fund") in connection with the Registration Statement of the Fund on Form N-2 (File Nos. 333-91385 and 811-9701) (the "Registration Statement") under the Securities Act of 1933 and the Investment Company Act of 1940, each as amended (the "Acts"), relating to the proposed sale of the Fund's Class A shares, Class B shares, Class C shares and Class Z shares (the "Shares").

         We have examined the Fund's Agreement and Declaration of Trust on file in the office of the Secretary of State of the Commonwealth of Massachusetts, as amended (the "Declaration of Trust"), and the Fund's By-Laws (the "By-Laws"), and are familiar with the actions taken by the Trustees of the Fund in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

         Based upon the foregoing, we are of the opinion that:

         1. The Fund is a duly organized and validly existing unincorporated association under the laws of the Commonwealth of Massachusetts.


         2. An unlimited number of the Fund's Shares has been duly authorized and, when such authorized but unissued Shares are issued and paid for in accordance with the Underwriting Agreement filed as an exhibit to the Registration Statement, they will be validly issued, fully paid and nonassessable by the Fund.



         The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of each series of the Fund for all loss and expense of any shareholder of


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Colonial Investment Grade Bond Fund       -2-                  January 13, 2000

such series of the Fund held personally liable solely by reason of the shareholder's being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the series of the Fund itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Acts. We consent to the filing of this opinion with and as part of the Registration Statement.


                                             Very truly yours,


                                             /s/ ROPES & GRAY


                                             Ropes & Gray